April 6, 2006

Mail Stop 4561

By U.S. Mail and Facsimile (404) 572-6999

Mark A. Stevens
President and Chief Executive Officer
Atlantic Southern Financial Group, Inc.
4077 Forsyth Road
Macon, Georgia 31210

Re:	Atlantic Southern Financial Group, Inc.
	Amendment No. 1 to Registration Statement on Form S-1
      Filed March 24, 2006
	File No. 333-130542
	Form 10-K for Fiscal Year Ended
	December 31, 2005
	Filed March 27, 2006
	File No. 0-51112

Dear Mr. Stevens:

      We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 1

1. We note your response to our prior comment no. 2. Please revise or delete the second sentence in the introductory paragraph to avoid the qualifications the summary is "incomplete" and cannot be relied upon without reading the entire prospectus.


There has been no active market for our common stock..., page 13

2. Please revise to clarify that current trading volume on the OTCBB is light.

Use of Proceeds, page 21

3. We note your response to prior comment 12. Please clarify to the staff why you do not address your plans to open three new branches and purchase additional land in the near future.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 26

Asset Quality, page 38

4. We refer to your response to Comment 23 regarding your revised discussion of how additions to the allowance for loan losses are determined in which you eliminated the reference to establishing the additions by maintaining a ratio of the allowance for loan losses to total loans in the range of 1% to 1.25%. In this regard, please reconcile your revised disclosure in this section to the last paragraph of the "Provision for Loan Losses" section on page 33 which states that additions to the allowance are primarily based on maintaining a ratio of the allowance for loan losses to total loans in a range of 1.00% to 1.25%.

Provision for Loan Losses, page 39

5. We refer to your response to Comment 33 in which you state you have revised this section to describe your methodology for determining the amount of your allowance for loan loses. Please tell us where you have provided the revised disclosure, considering this section in your amendment does not appear to have been revised to include the following information:

a. Provide a discussion of how you determine each element of the allowance based on a credit classification process that categorizes loans into risk categories, such as loan segmentation and rating into standard, doubtful and loss categories.

b. Explain your methodology for evaluating loans individually and as groups, considering the requirements of SFAS 5, as amended by SFAS 114.

c. Describe how you determined the loss factors that you applied to graded loans to develop a general allowance; and

d. Reconcile this methodology with the statement in the last paragraph on page 39 that states the additions to the reserve are based on maintaining a ratio of the allowance to total loans in a range of 1.00% to 1.25%.

Liquidity, page 45

6. We refer to your response to comment 25 and to the updated disclosure which shows your liquid assets as a percentage of deposits decreased to 1.69% in 2005 as compared to 4.44% in 2004 and 7.78% in
2003. As requested previously, please discuss in this section the reasons for this significant decrease in this liquidity ratio in the last two fiscal years. State if this decrease is indicative of a trend which is expected to recur in future fiscal periods and, if so, consider discussing this trend as a risk factor in the "Risks Related to our Business" section on page 7.

Note A.4, Loans Held for Sale, page F-8

7. We refer to your response to comment 51 in which you state that the comment is no longer applicable considering the financial statements as of September 30, 2005 are no longer included in the
registration statement.   Considering that the consolidated
balance
sheet as of December 31, 2005 shows you have loans held for sale of
$1.226 million as compared to $1.186 million for 2004, please tell us and state in the income statement for each period the gains or losses realized on sales of loans for each period. In addition, discuss in
Management`s Discussion and Analysis the following:

a. Explain why your statements of cash flows for 2005 and 2004 does not show any adjustments to cash flow for gains or losses recognized on loans sold during these periods.

b. Disclose any concerns regarding the creditworthiness of any loans held for sale and of your ability to sell them during the next twelve months.

c. Explain how you consider impairments to the carrying value of loans held for sale in your analysis of the reasonability of the allowance for loan losses.

Financial Statements of NSB Holdings, Inc. for the nine-month period ended September 31, 2005

Note (6), Interest Rate Floors, page F-32

8. We refer to your response to comment 57 and to the new note
A.3,
"Derivative Instruments and Hedging Activities" on page F-7 of the financial statement for the year ended December 31, 2005. Considering
63% of the Company`s loans have contractual floors, please revise the note to provide the following information regarding the interest caps and floors:

a) Disclose the specific terms of the each material interest contract, including the notional principal amount and the contractual terms of the floors which serve as cash flow hedges. Describe the type of loans being hedged and the quantitative terms of the floors used as a hedge.

b) Considering you state that no hedge ineffectiveness from cash flow hedges was recognized in the income statement, for the interest rate cap contracts that qualify as hedging instruments under SFAS 133, please include in MD&A the following information:

* Describe the quantitative measures of correlation you use to assess effectiveness of each hedge both at inception and on an ongoing basis.

* Please tell us whether you use the long-haul and/or the short cut application of hedge accounting for each major type of derivative contract that you have entered into and compare and contrast each treatment and how it complies with paragraphs 68-70 of SFAS No. 133.

* Disclose when you perform these assessments on an interim or annual basis.

* Provide an expanded discussion of how your derivative instruments qualify for hedge accounting under SFAS 133 and how your accounting policies comply with that standard.

Additional Comments

Note G, "Borrowings" , page F-19

9. Revise the disclosure of the advances from the FHLB to state the terms of the interest rate caps embedded in the $6 million advance due in 2008 and the conversion features of the $5 million advance due in 2007. Refer to footnotes * and ** regarding the terms of these advances in the "Liquidity" section on page 46.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

10. Include in this section the disclosure required by Item 11(i) of
Form S-1 to provide the information regarding the change in accounts described in Form 8-K filed on March 15, 2004. Refer to Item 304 of
Regulation S-K.




Form 10-K for the period ended December 31, 2005

General

11. Revise to include the changes in disclosure made in the amendment to the Form S-1 that are applicable to the financial statements and
Management`s Discussion and Analysis of Financial Condition and
Operations in the Form 10-K.

Change and Disagreements with Accountants on Accounting and Financial
Disclosure, page 73

12. Revise this section to describe the dismissal of your current independent auditors on March 9, 2006 and the engagement of your new
auditors on that date.   Incorporate by reference the Form 8-K
filed
on March 15, 2006 that provides the disclosure regarding the change in accountants required by Item 304 of Regulation S-K.


*      *      *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Edwin Adames, Staff Accountant, at (202)
551-
3447 or John Nolan, Accounting Branch Chief, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3493 with any other questions.

								Sincerely,



								Todd K. Schiffman
								Assistant Director

cc:	M. Todd Wade, Esq.
	Beth Lanier, Esq.
	Powell Goldstein LLP
	One Atlantic Center, Fourteenth Floor
	1201 West Peachtree Street, NW
	Atlanta, Georgia.

M. Todd Wade
Atlantic Southern Financial Group, Inc.
April 6, 2006
 Page 6